03011664

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 4 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8- 50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAPERSTON ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

237 MAIN STREET - SUITE 1100
(No. and Street)

BUFFALO, NY 14203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN L. SAPERSTON 716-854-7541 ext. 213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUMSDEN & MC CORMICK, LLPO
(Name – *if individual, state last, first, middle name*)

403 MAIN STREET - SUITE 430 BUFFALO, NY 14203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLARD B. SAPERSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAPERSTON ASSET MANAGEMENT, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO
Title

Notary Public

KAREN L. SAPERSTON
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Sept. 10, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS WITH ADDITIONAL INFORMATION

December 31, 2002

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
mailbox@lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Saperston Asset Management, Inc.

We have audited the accompanying Statements of Financial Condition of Saperston Asset Management, Inc. as of December 31, 2002 and 2001 and the related Statements of Income, Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lumsden & McCormick, LLP

January 14, 2003

Statements of Financial Condition

December 31,	2002	2001
Assets		
Cash and cash equivalents	**$ 660,680**	$ 918,144
Receivables from brokers and dealers	**-**	707
Receivable from others	**1,254**	8,627
Marketable securities	**332**	985
Property and equipment, net (Note 2)	**40,686**	9,400
Other assets, net	**14,307**	18,024
	$ 717,259	$ 955,887
Liabilities and Stockholders' Equity		
Liabilities:		
Advances from stockholder	**$ 50,000**	$ -
Accounts payable	**28,800**	59,633
Accrued liabilities	**46,424**	94,787
	125,224	154,420
Deferred income taxes (Note 5)	**6,000**	-
Liabilities subordinated to claims of general creditors (Note 4)	**290,000**	290,000
Stockholders' equity:		
Common stock - authorized 1,500 shares no par value, issued and outstanding 1,000 shares	**1,000**	1,000
Additional paid-in capital (Note 10)	**161,314**	411,314
Retained earnings	**133,721**	99,153
	296,035	511,467
	$ 717,259	$ 955,887

See accompanying notes.

Statements of Income

For the years ended December 31,	2002	2001
Revenues:		
Commissions	$ 3,018,042	$ 2,933,279
Interest, dividends and other	68,804	93,400
	3,086,846	3,026,679
Expenses:		
Clearing fees	249,128	254,020
Employee compensation, commission and benefits	1,575,122	1,333,992
Communications	142,087	182,348
Occupancy and equipment rental	101,086	78,128
Marketing	123,239	107,367
Other operating expenses	839,616	1,036,304
	3,030,278	2,992,159
Income before taxes	56,568	34,520
Provision for income taxes (Note 5)	22,000	14,000
Net income	$ 34,568	$ 20,520

See accompanying notes.

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2002 and 2001

	Common stock Shares	Common stock Amount	Additional Paid-In Capital	Retained Earnings	**Total Stockholders' Equity**
Balance - January 1, 2001	1,000	$ 1,000	$ 161,314	$ 78,633	**$ 240,947**
Capital contribution	-	-	250,000	-	**250,000**
Net income	-	-	-	20,520	**20,520**
Balance - December 31, 2001	1,000	1,000	411,314	99,153	**511,467**
Capital distribution	-	-	(250,000)	-	**(250,000)**
Net income	-	-	-	34,568	**34,568**
Balance - December 31, 2002	1,000	$ 1,000	$ 161,314	$ 133,721	**$ 296,035**

See accompanying notes.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31,	2002	2001
Subordinated liabilities - beginning	**$ 290,000**	$ 290,000
Increases (decreases)	-	-
Subordinated liabilities - ending	**$ 290,000**	$ 290,000

See accompanying notes.

Statements of Cash Flows

For the years ended December 31,	2002	2001
Cash flows from operating activities:		
Net income	**$ 34,568**	$ 20,520
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	**6,679**	17,819
Deferred income taxes	**6,000**	-
Changes in other operating assets and liabilities:		
Receivables from brokers and dealers	**707**	123,812
Receivables from others	**7,373**	(6,440)
Marketable securities	**653**	18
Other assets	**2,835**	(8,775)
Accounts payable	**(30,833)**	(121,970)
Accrued liabilities	**(48,363)**	33,224
Net cash flows from (for) operating activities	**(20,381)**	58,208
Cash flows for financing activities:		
Purchase of equipment	**(37,083)**	(10,444)
Cash flows from financing activities:		
Advances from stockholder	**50,000**	-
Capital contribution (distribution)	**(250,000)**	250,000
Net cash flows from (for) financing activities	**(200,000)**	250,000
Net increase (decrease) in cash and cash equivalents	**(257,464)**	297,764
Cash and cash equivalents - beginning	**918,144**	620,380
Cash and cash equivalents - ending	**$ 660,680**	$ 918,144

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Saperston Asset Management, Inc. (the Company) was organized to conduct business as a broker-dealer in securities. The Company operates two branch offices in Western New York, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement basis.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit, and highly liquid debt instruments with original maturities of three months or less. Cash and cash equivalents at financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Investments:

The Company's investments in marketable securities have been classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published market value quotations. Unrealized gains and losses are included in earnings.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Property and Equipment:

	2002	2001
Furniture and equipment	**$47,527**	$10,444
Less accumulated depreciation	**6,841**	1,044
	$40,686	$ 9,400

3. Liabilities Subordinated to Claims of General Creditors:

At December 31, 2002 and 2001, the liabilities subordinated to claims of general creditors represent 9% interest-bearing unsecured notes from the sole stockholder.

The following summarizes the various details of the subordinated notes:

Date of Note	Due Date	2002	2001
August 20, 1998	May 31, 2004	**$190,000**	$190,000
April 29, 1998	June 30, 2004	**100,000**	100,000
		$290,000	$290,000

The subordinated borrowings are covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 6).

4. Related Party Transactions:

The Company has transactions with its sole stockholder and affiliated companies which are approximately as follows:

	2002	2001
Advances from affiliates at December 31	$ -	$ 627
Payables to stockholder and affiliates at December 31	**$ 55,269**	$58,370
Interest expense	**$ 26,100**	$26,100
Consulting fee expense	**$160,000**	$99,500

5. Income Taxes:

	2002	2001
Current provision:		
Federal	**$10,500**	$10,000
State	**5,500**	4,000
	16,000	14,000
Deferred provision:		
Federal	**4,500**	-
State	**1,500**	-
	6,000	-
	$22,000	$14,000

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of progressive statutory rates, state taxes net of federal benefits, and certain nondeductible expenses.

Deferred income taxes on the balance sheet at December 31, 2002 consists entirely of liabilities.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, the Company has a net capital of $521,880 and $754,089, which was $271,880 and $504,089 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .25 to 1 and .20 to 1 at December 31, 2002 and 2001.

The Company's unaudited computation of net capital of $521,880 and $754,089 disclosed in Part II A of the previously filed Focus Report as of December 31, 2002 and 2001 was in agreement with the amount determined in the above paragraph.

7. Leases:

The Company leases office space pursuant to noncancelable operating leases. At December 31, 2002, future minimum rental payments due are:

2003	**$84,000**

Total rent and leased vehicle expense for the years ended December 31, 2002 and 2001 was approximately $73,000, net of reimbursements.

8. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2002 and 2001.

9. Retirement Plan:

The Company maintains an employee-only contributory 401(k) retirement plan available to all eligible employees, as defined in the agreement.

10. Additional Paid-In Capital:

On March 3, 2001, the Board of Directors agreed to accept $250,000 from the Company's sole stockholder as additional paid-in capital. During 2002, the Company repaid the additional paid-in capital to its sole stockholder.

11. Cash Flows Information:

Net cash flows from operating activities reflect cash payments for interest and income taxes for 2002 and 2001 as follows:

	2002	2001
Interest	**$26,100**	$26,100
Income taxes	**$ 9,000**	$24,000

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
mailbox@lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

The Board of Directors
Saperston Asset Management, Inc.

We have audited the accompanying financial statements of Saperston Asset Management, Inc. as of and for the years ended December 31, 2002 and 2001, and our report appears on page 1. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on page 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is additional information required by Rules 17a-5 and 17a-11 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

January 14, 2003

Additional Information
Computation of Net Capital Under Rule 17a-5 of the Securities and Exchange Commission

For the years ended December 31,	2002	2001
Net capital:		
Total stockholders' equity	**$ 296,034**	$ 511,467
Additions:		
Allowable subordinated liabilities	**290,000**	290,000
Total available capital	**586,034**	801,467
Deductions:		
Non-allowable assets:		
Equipment and other assets, less accumulated depreciation and amortization	**40,686**	10,282
Prepaid expenses	**11,007**	13,842
Unsecured receivables	**1,254**	9,334
NASDAQ - subscriptions	**3,300**	3,300
	56,247	36,758
Tentative net capital	**529,787**	764,709
Haircuts:		
Equities	**2,089**	-
Money market funds	**5,804**	10,576
U.S. Government Agencies	**14**	44
	7,907	10,620
Net capital	**$ 521,880**	$ 754,089
Aggregate indebtedness:		
Current liabilities	**$ 125,225**	$ 154,420
Deferred income taxes	**6,000**	-
	$ 131,225	$ 154,420
Net capital	**$ 521,880**	$ 754,089
Minimum net capital	**250,000**	250,000
	$ 271,880	$ 504,089
Aggregate debt to net capital (allowable 15 to 1)	**.25 to 1**	.20 to 1

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
mailbox@lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements of Saperston Asset Management, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedure of the practices referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degrees of compliance with them may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Lumsden & McCormick, LLP

January 14, 2003